Effective March 1, 2005, the Fund issued an additional class of shares, Class N and designated its original class of shares as Class I. The terms and rights of holders are stated below. No changes were made to the rights of the holders of Class I.

Nicholas Limited Edition, Inc. is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, of which 14,000,000 shares are designated Class I shares and 6,000,000 shares are designated Class N shares. Of these, the Board of Directors of the Fund has determined that an aggregate maximum of 10,000,000 shares (net of redemptions) are available for purchase by investors and 10,000,000 shares are reserved for reinvestment of capital gain and dividend distributions. Each full share of a class has one vote and all shares participate equally in dividends and other distributions by the Fund, and in the residual assets of the Fund in the event of liquidation.
There are no conversion or sinking fund provisions applicable to shares, and shareholders have no preemptive rights and may not cumulate their votes in the election of directors. Shares are redeemable and are transferable. Fractional shares entitle the holder to the same rights as whole shares.

Each share of common stock of the Fund is entitled to one vote in electing Directors and other matters that may be submitted to shareholders for a vote. All shares of each class have equal voting rights. However, matters affecting only a particular class can be voted on only by shareholders in that class. Only shareholders of Class N shares of the Fund are entitled to vote on matters submitted to a shareholder vote with respect to the Rule 12b-1 Plan applicable to such class. All shareholders are entitled to receive dividends when and as declared by the Board of Directors from time to time and as further discussed in the Prospectuses of each class.